Eversheds Sutherland (US) LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 D: +1 202.383.0176 F: +1 202.637.3593 stevenboehm@eversheds-sutherland.com

July 16, 2020

VIA EDGAR

Karen Rossotto, Esq.

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Zell Capital
Registration Statement on Form N-2, Filed March 3, 2020 (File No. 333-237742)

Dear Ms. Rossotto:

On behalf of Zell Capital (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on May 15, 2020, with respect to the Company’s registration statement on Form N-2 (File No. 333-237742), filed with the Commission on April 17, 2020 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus have been referenced in the Company’s response, such revisions have been included in Pre-Effective Amendment No. 1 to the Registration Statement, filed concurrently herewith.

General

1. We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any amendments.

Response: The Company acknowledges the Staff’s comment and advises the Staff that the remaining open items will be addressed in the next pre-effective amendment.

Cover

2. Please disclose in the first paragraph that the Company invests in private, early stage start-up companies that are highly speculative and that investment in shares of the Company involves substantial risks.

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Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

3.  In the last sentence of the first paragraph the disclosure states that the Company “will invest in…debt securities and revenue sharing agreements that we believe will provide comparatively high returns, on a risk-adjusted basis.” Please clarify what “comparatively high returns” means. What is the level of returns being compared to? Please also clarify what “on a risk adjusted basis” means in this disclosure.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to clarify the meaning of “comparatively high returns.” The Company also advises the Staff that it has revised the disclosure to remove references to “on a risk adjusted basis.”

4. Please include as additional bolded bullets on the Cover disclosure indicating the highly speculative nature of the Company’s investments. Specifically, please disclose the risks associated with the securities’ valuation, transfer restrictions and high rate of failure. In addition, please disclose language similar to the disclosure in Liquidity on page 7 indicating that the Company’s holdings of equity securities may require years to appreciate, and there is no assurance that such appreciation will occur. Please also disclose as a bolded bullet that the amount of distributions that the Company may pay, if any, is uncertain.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Prospectus

Summary

5. On page 1, the disclosure in the first sentence in Risk Factors states “The value of our assets, as well as the market price of our Shares, will fluctuate [emphasis added].” As the Company’s shares are not publicly traded and there is no secondary market for the shares, there is no “market price” for the shares. Please delete this reference.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

6. On page 1, in the second sentence under Risk Factors, please replace the phrase “may be risky” with “are highly speculative”.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

7.  The disclosure in the last bullet on page 1 states “There are significant potential risks associated with investing in venture capital-stage companies with complex capital structures.” Please elaborate on these risks here. In doing so, please summarize the risks disclosed in the bullets on page 10.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

8. In the penultimate bullet near the top of the page 2, the disclosure states “…you will have limited liquidity and may not receive a full return of your invested capital if you sell your Shares [emphasis added]”. However, disclosure on the Cover states that “you should not expect to be able to sell your Shares”. Please address this inconsistency.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure accordingly.

9. In the last sentence of the first paragraph of Investment Opportunity, the disclosure states “At this stage, companies typically are start-up companies and small businesses that are believed to have exceptional growth potential, or that have grown quickly and appear poised to continue to expand [emphasis added].” Please attribute the emphasized opinions to Zell Capital, or as appropriate. Please avoid use of the passive voice throughout the Registration Statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

10. On page 2, the disclosure in the second sentence of the third paragraph states “We are creating a new type of fund class that redefines eligible investors in funds that invest in venture capital strategies.” This sentence appears to indicate the Company is changing the regulatory definition of an accredited investor or qualified client, referenced in the previous paragraph, by determining who is “eligible” for investment in this type of fund. Please revise this disclosure to explain that, rather than “redefining” eligible investors, these standards are being applied here, but through investment in the Company. While investors in the Company may not be accredited or qualified clients, the Company itself does meet these standards and in this way is typical of investors in venture capital companies. Accordingly, in the paragraph immediately following, Access Fund, please delete “removes the accreditation limitations” and similarly explain that an Access Fund itself is an accredited investor/qualified client in its underlying holdings. Please make corresponding changes on page 29.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

11. Also on page 2 in Access Fund, the disclosure states that an Access Fund opens up access to venture-capital-focused funds “to tens of millions of people who currently do not have access [emphasis added]” to them. Please explain to us the basis for the emphasized disclosure.

Response: The Company advises the Staff that it has removed the phrase “to tens of millions of people who currently do not have access” from the disclosure.

12.  At the top of page 3, the disclosure states “Our investment objective is to maximize our portfolio’s long-term total return, principally by seeking capital gains on our equity investments and secondarily through ordinary income from debt and debt-like investments.” Please disclose how the Company anticipates allocating its investments between debt and equity.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

13. On page 3, in the first paragraph of Investment Strategy, please explain what a “prerevenue” company is and describe the nature of a company that is in “early stage” growth.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

14. On page 3, the disclosure in the last line of the second paragraph of Investment Strategy refers to the Company’s “unique structure as an Access Fund.” Please delete or replace the word “unique” as neither the Company’s structure nor its nature as an Access Fund is entirely unique. Please make similar changes throughout the Registration Statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

15. On page 3, in the fifth bullet in Investment Strategy, Types of Financing the disclosure states “Our investment goal is the appreciation of the value of our investments to provide superior returns, on a risk adjusted basis, to our investors [emphasis added].” Please clarify the Company’s goal of “superior” returns – superior to what? Also, as discussed in Comment 3 above, please clarify what “on a risk adjusted basis” means.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

16.  In this same bullet, the disclosure indicates the Company uses Convertible Agreements as a type of financing. Please confirm supplementally whether the Company intends to invest in contingent convertible securities (“CoCos”) and, if so, the anticipated amount of the investment. If the Company expects to invest in CoCos, the Company should consider what, if any, disclosure is appropriate. If CoCos will be a principal investment strategy of the Company, please describe them and add appropriate risk disclosure.

Response: The Company respectfully advises the Staff on a supplemental basis that, at this time, it does not anticipate CoCos being a part of its investment portfolio. However, the Company will update its disclosure accordingly if this changes.

17.  On page 4, please supplementally explain in detail the Company’s intentions as described in Leveraging Our Fund Network. In doing so, please explain how this type of outreach and investor participation would work. For example, how would the Company determine which investors could participate? Could this model raise issues under section 17 (joint transactions) or other provisions of the 1940 Act? We may have further comments.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure to clarify how the Company’s outreach and investor participation network will operate.

The Company respectfully advises the Staff on a supplemental basis that the fund network will operate as follows: The Company will maintain a closed online community and invite all new and existing investors to join. Once an investor has joined the community, the investor will be notified when particular knowledge or expertise is required in connection with a prospective or existing investment. For example, a request might seek input on a particular technology or process, or with respect to a particular market, or the request could be seeking introductions to assist portfolio companies in other ways. The Company believes this model will attract investors with an interest in sharing their relevant expertise with the Company’s portfolio companies.

The Company also supplementally advises the Staff that it believes that ordinarily this model should not raise issues under Section 17 or any other provisions on the Investment Company Act of 1940, as amended (the “1940 Act”). This is because the Company does not expect many investors to own more than 5% of its shares of common stock, and even if they do, the Company does not believe that providing the types of services to the Company’s portfolio companies contemplated here would necessarily create a joint transaction within the meaning of Section 17 of the 1940 Act. In any event, the Company intends to closely monitor arrangements in which its investors work with the portfolio companies to ensure that no violations of Section 17 of the 1940 Act will transpire.

18. At the top of page 5, the paragraph Founder Friendly is unclear and uses technical terms. Please simplify this disclosure and revise in plain English. Please generally avoid the use of technical or complex language.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Offering

19. On page 6, in Use of Proceeds, the disclosure states that the Company anticipates “that substantially all of the net proceeds of any such offering will be used for the above purposes within twelve to twenty-four months depending on the availability of investment opportunities… ,” Please disclose the consequences of the delay in the use of proceeds. See Item 7.2 of Form N-2. With respect to the 12 to 24 month delay, please explain why a delay of that length is consistent with the Staff’s statements in the Guidelines to Form N-2, Guide 1. In particular, will the Company obtain shareholder consent if the investment process is delayed beyond the time required by the Guidelines?

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. The Company also supplementally advises the Staff that it intends to invest all proceeds from the sale of the Company’s common stock within three months of receipt of monthly proceeds from escrow. However, if the investment of proceeds is delayed beyond the time required by the N-2 Guidelines, the Company will obtain shareholder consent per the requirements of Form N-2.

Fees and Expenses

20. In footnote 6 to the fee table, please disclose that Other Expenses are based on estimated amounts for the current fiscal year.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Risk Factors

21. In the second paragraph on page 20, the disclosure states “We will have significant flexibility in applying the proceeds of an offering and may use the net proceeds from any future offering pursuant to this prospectus in ways with which you may not agree, or for purposes other than those contemplated at the time of any such offering.” Please confirm supplementally that the Company will update their offering documents or periodic reports as may be needed to reflect changes in the Company’s use of proceeds.

Response: The Company advises the Staff supplementally that it will update its offering documents and other periodic reports as needed to reflect changes in the Company’s use of proceeds and as necessary to comply with the requirements of the 1940 Act.

Investment Objectives and Policies

22.  On page 24, in Fundamental Investment Restrictions, restriction 6 states that the Company may not “Purchase or sell commodities or commodity contracts, except as permitted by the 1940 Act.” As the 1940 Act does not permit nor prohibit commodity investments, immediately following the Company’s fundamental restrictions, please disclose whether the Company may invest in commodities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

23.  On page 24, in the paragraph following the fundamental investment restrictions, the disclosure states that the Company’s restriction 1 concerning concentration of its investments will be interpreted to permit investment without limit in “tax exempt securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.” Please qualify this exception from the concentration policy to indicate that municipal securities that are issued to finance a specific project are considered to be in the industry of that project for purposes of concentration.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

Discussion of Management’s Expected Operating Plans

24.  On page 28, in Revenue Recognition, the disclosure states that the Company “may have investments in our portfolio that contain a PIK interest provision.” The disclosure also indicates the Company may have interest income, adjusted for accretion of original issue discount. Will the Company invest significantly in PIK and OID securities? If so, please disclose the risks presented by these investments, including:

a.	The interest payments deferred on a PIK loan are subject to the risk that the borrower may default when the deferred payments are due in cash at the maturity of the loan;

b.	The interest rates on PIK loans are higher to reflect the time-value of money on deferred interest payments and the higher credit risk of borrowers who may need to defer interest payments;

c.	Market prices of OID instruments are more volatile because they are affected to a greater extent by interest rate changes than instruments that pay interest periodically in cash;

d.	PIK instruments may have unreliable valuations because the accruals require judgments about ultimate collectability of the deferred payments and the value of the associated collateral;

e.	The Company may be required under the tax laws to make distributions of OID income to shareholders without receiving any cash. Such required cash distributions may have to be paid from offering proceeds or the sale of Company assets; and

f.	The required recognition of OID, including PIK, interest for U.S. federal income tax purposes may have a negative impact on liquidity, because it represents a non-cash component of the Company’s taxable income that must, nevertheless, be distributed in cash to investors to avoid it being subject to corporate level taxation.

Response: The Company respectfully advises the Staff on a supplemental basis that PIK and OID securities will not be included in the Company’s portfolio. However, the Company will update its disclosure accordingly if this changes.

Management

25. On page 36, in Compensation of Executive Officers, the disclosure states “In the early days of formation…,” the Company will use “available capital primarily for investing in start-ups and also for marketing efforts to attract new investors into the fund.” Please disclose the approximate amount intended to be used for each purpose.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly.

26. In the following paragraph on page 36, the disclosure indicates that during the start-up period, Company team members will be compensated with “both salary and equity options.” Please explain what the equity options are and how issuance of the equity options by the Fund is consistent with section 18(d) of the 1940 Act.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure accordingly. The Company supplementally advises the Staff that it will not offer equity compensation inconsistent with the requirements of the 1940 Act without first obtaining the required exemptive relief.

Certain U.S. Federal Income Tax Considerations

27. On page 45, the disclosure in the first sentence of the second paragraph states “This summary does not discuss the consequences of an investment in shares of our preferred shares, debt securities or warrants representing rights to purchase our Shares, preferred shares or debt securities.” Please confirm supplementally that the Company will not issue any of these types of securities for one year following the effectiveness of the Registration Statement.

Response: The Company advises the Staff supplementally that it will not issue preferred shares, debt securities or warrants representing the rights to purchase the Company’s shares, preferred shares or debt securities for one year following the effectiveness of the Registration Statement.

* * *

Please do not hesitate to call me at (202) 383-0176, or Payam Siadatpour at (202) 383-0278, if you have any questions or require any additional information.

Sincerely,

/s/ Steven B. Boehm
Steven B. Boehm

cc:	William Zell, Chief Executive Officer, Zell Capital
Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP